

September 4, 2015

Mail Stop 3720

Duan Fu
President, Chief Executive Officer and Director
Interlink Plus, Inc.
4952 Rainbow Boulevard, Suite 326
Las Vegas, Nevada 89118

> **Re:** **Interlink Plus, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 27, 2015**
> **File No. 333-205985**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to our prior comment 1; however, your risk factor disclosure indicates that you need the proceeds from this offering "to start [your] operations." Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Casacarano, Senior Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Scott Doney, Esq.